O.P. CORPORATION

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE THIRD QUARTER OF THE FISCAL YEAR ENDING NOVEMBER 30, 2007

(Translation)

October 4, 2007

THE THIRD QUARTERLY REPORT FOR THE FISCAL YEAR ENDING NOVEMBER 30, 2007

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Managing Director and General Manager of Administration Division Tel. +81-3-3486-3331

1. Consolidated business results for nine months ended August 31, 2007 (From December 1, 2006 to August 31, 2007)

(1) Consolidated operating results

	Nine months ended August 31, 2007	Nine months ended August 31, 2006	(Reference) Year ended November 30, 2006
Net sales	¥351,101 million	¥338,177 million	¥456,067 million
	(3.8 %)	(0.1 %)	(-)
Operating income	¥11,884 million	¥9,695 million	¥14,159 million
	(22.6 %)	(22.3 %)	(-)
Ordinary income	¥11,966 million	¥9,849 million	¥14,262 million
	(21.5 %)	(24.0 %)	(-)
Net income	¥5,809 million	¥3,907 million	¥6,071 million
	(48.7 %)	(25.5 %)	(-)
Net income per share-primary	¥38.01	¥25.53	¥39.66
Net income per share-diluted	-	¥25.53	¥39.66

Note:

The percentage figures in the above table are the ratio of the increase compared with the previous period.

(2) Consolidated financial conditions

	As of August 31, 2007	As of August 31, 2006	(Reference) As of November 30, 2006
Total assets	¥291,737 million	¥279,256 million	¥290,186 million
Net assets	¥160,007 million	¥154,031 million	¥156,217 million
Equity ratio	48.2%	48.5%	47.3%
Net assets per share	¥919.52	¥884.33	¥896.69

(3) Consolidated cash flows

	Nine months ended August 31, 2007	Nine months ended August 31, 2006	(Reference) Year ended November 30, 2006
Net cash provided by operating activities	¥14,558 million	¥9,096 million	¥21,443 million
Net cash used in investing activities	-¥8,542 million	-¥13,361 million	-¥16,589 million
Net cash provided by (used in) financing activities	-¥505 million	¥5,297 million	¥3,187 million
Cash and cash equivalents at end of the year	¥24,874 million	¥14,185 million	¥21,212 million

2. Estimate of consolidated operating results for the fiscal year ending November 30, 2007 (From December 1, 2006 to November 30, 2007)

	Year ending November 30, 2007
Net sales	¥467,000 million (2.4%)
Operating income	¥15,800 million (11.6%)
Ordinary income	¥15,200 million (6.6%)
Net income	¥6,700 million (10.4%)
(Reference) Estimate of yearly net income per share	¥43.84

3. Other

(1) Changes of important subsidiaries during the third quarter (Changes of specific subsidiaries due to change in scope of consolidation) : None

(2) Adoption of simplified methods in accounting: Yes
Income taxes are provided with estimate.
Accounting to the account titles which do not have significant effects on the consolidated financial statements is provided with the methods based on the simplified accounting procedures.

(3) Changes in accounting method compared to the previous consolidated fiscal year : Yes
In accordance with the changes of tax code introduced in the 2007 tax reform, concerning the depreciation of tangible fixed assets acquired on and after April 1, 2007, the method of computing depreciation expenses has been charged to the new regulation.
The effect, which this change has on the statement of income is immaterial.

(Notes)
The percentage figures in the above table are the ratio of the increase compared with the previous period.
The above estimate information is reported based on available information and uncertain factors which may have an effect on the future consolidated operating results.
As a result, the estimate of consolidated operating results may differ significantly from the actual consolidated operating results due to uncertain various factors.
Figures of amounts are described by discarding fractions less than one million yen.

Q.P. CORPORATION

Consolidated Balance Sheets

(Millions of yen)

	As of August 31, 2007	As of August 31, 2006	As of November 30, 2006
ASSETS:			
CURRENT ASSETS:			
Cash and deposits	28,976	15,130	22,179
Notes and accounts receivable	71,102	69,289	73,689
Securities	-	22	12
Inventories	17,560	17,532	15,761
Deferred tax assets	1,867	1,847	2,305
Other	4,620	4,492	5,137
Allowance for doubtful accounts	(533)	(549)	(565)
Total current assets	123,593	107,765	118,519
FIXED ASSETS:			
Tangible fixed assets			
Buildings and structures	117,838	111,549	115,858
Machinery, equipment and transportation equipment	118,135	114,209	116,537
Land	40,383	40,402	40,342
Construction in progress	2,323	5,754	1,330
Other	8,151	8,045	7,866
Accumulated depreciation	(167,850)	(160,294)	(161,820)
Total tangible fixed assets	118,982	119,666	120,116
Intangible fixed assets			
Consolidation adjustment accounts	-	39	31
Goodwill	7	-	-
Other	2,315	2,593	2,785
Total intangible fixed assets	2,323	2,633	2,817
Investments and other assets			
Investment in securities	22,947	25,149	24,694
Deferred tax assets	817	990	844
Other	23,117	22,986	23,190
Allowance for doubtful accounts	(202)	(265)	(289)
Total investments and other assets	46,679	48,860	48,439
Total fixed assets	167,984	171,159	171,373
DEFERRED ASSETS:			
Business commence costs	159	330	293
Total deferred assets	159	330	293
Total assets	291,737	279,256	290,186

	As of August 31, 2007	As of August 31, 2006	As of November 30, 2006
LIABILITIES:			
CURRENTLIABILITIES:			
Notes and accounts payable	40,618	36,814	43,741
Short-term loans payable	17,443	14,394	13,487
Accounts payable-other	20,126	21,097	21,883
Accrued income taxes	4,226	2,420	3,494
Deferred tax liabilities	9	2	11
Reserve for sales rebates	2,752	1,778	1,237
Reserve for bonuses	3,746	3,226	1,662
Reserve for directors' and corporate auditors' bonuses	68	76	92
Other	2,651	2,788	6,563
Total current liabilities	91,642	82,599	92,174
LONG-TERM LIABILITIES:			
Bonds	10,500	10,500	10,500
Long-term loans payable	17,715	20,389	19,260
Deferred tax liabilities	6,551	6,105	6,707
Reserve for retirement benefits	2,498	2,802	2,574
Reserve for directors' and corporate auditors' retirement pay	848	1,166	1,218
Other	1,973	1,660	1,532
Total long-term liabilities	40,087	42,625	41,794
Total liabilities	131,730	125,224	133,969

	As of August 31, 2007	As of August 31, 2006	As of November 30, 2006
NET ASSETS:			
OWNERS' EQUITY:			
Paid-in capital	24,104	24,104	24,104
Capital surplus	29,432	29,432	29,432
Earned surplus	87,267	81,142	83,305
Treasury stock	(2,653)	(2,273)	(2,268)
Total owners' equity	138,150	132,405	134,574
VALUATION AND TRANSLATION ADJUSTMENTS:			
Valuation difference on available-for-sale securities	3,811	5,168	4,676
Deferred gains or losses on hedges	28	14	(5)
Translation adjustments	(1,497)	(2,146)	(1,905)
Total valuation and translation adjustments	2,342	3,036	2,765
MINORITY INTERESTS	19,515	18,590	18,878
Total net assets	160,007	154,031	156,217
Total liabilities and net assets	291,737	279,256	290,186

Q.P. CORPORATION

Consolidated Statements of Income

(Millions of yen)

	Nine months ended August 31 2007	Nine months ended August 31, 2006	Year ended November 30, 2006
NET SALES	351,101	338,177	456,067
COST OF SALES	266,926	255,921	345,241
Gross profit	84,175	82,256	110,825
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	72,291	72,561	96,665
Operating income	11,884	9,695	14,159
NON-OPERATING INCOME:			
Interest income and dividend receivable	496	401	532
Equity income	101	210	223
Other	390	375	537
NON-OPERATING EXPENSES:			
Interest expense	502	399	538
Other	403	434	652
Ordinary income	11,966	9,849	14,262
EXTRAORDINARY GAINS:			
Gain on sales of fixed assets	24	14	141
Gain on sales of investment in securities	98	28	65
Subsidy received	373	-	-
Other	180	128	128
EXTRAORDINARY LOSSES:			
Loss on sales and disposal of fixed assets	568	793	966
Other	260	228	337
Net income before income taxes and minority interests	11,815	9,000	13,294
Income taxes	4,991	3,765	4,846
Income taxes deferred	389	526	1,270
Minority interests	624	800	1,105
Net income	5,809	3,907	6,071

Q.P. CORPORATION

Consolidated Statements of Cash Flows

(Millions of yen)

	Nine months ended August 31, 2007	Nine months ended August 31, 2006	Year ended November 30, 2006
I. CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income before income taxes and minority interests	11,815	9,000	13,294
Depreciation and amortization	9,304	9,262	12,162
Loss on impairment of fixed assets	-	142	164
Equity income	(101)	(210)	(223)
Decrease in reserve for retirement benefits	(110)	(3,720)	(3,710)
Increase in prepaid pension cost	(2,576)	-	-
Increase (decrease) in reserve for directors' and corporate auditors' retirement pay	(379)	4	56
Increase in reserve for sales rebates	1,515	1,052	511
Increase (decrease) in reserve for directors' and corporate auditors' bonuses	(19)	76	92
Increase (decrease) in reserve for bonuses	2,933	1,518	(45)
Decrease in allowance for doubtful accounts	(85)	(96)	(57)
Interest income and dividend receivable	(496)	(401)	(532)
Interest expense	502	399	538
Gain on sales of investment in securities	(97)	(28)	(65)
Loss on sales and disposal of fixed assets	544	778	825
Increase in notes and accounts receivable	(1,376)	(3,187)	(7,538)
(Increase) decrease in inventories	(1,539)	(1,284)	520
Increase (decrease) in notes and accounts payable	1,296	(269)	6,572
Increase in accounts payable-other	201	1,887	2,036
Increase (decrease) in accrued consumption taxes	776	(220)	(209)
Directors' and corporate auditors' bonuses paid	-	(70)	(70)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	-	(31)	(31)
Other	(4,814)	(2,532)	224
Sub-total	17,291	12,066	24,513
Interest income and dividends received	425	296	500
Interest paid	(479)	(402)	(509)
Income taxes paid	(2,679)	(2,863)	(3,061)
Net cash provided by operating activities	14,558	9,096	21,443

	Nine months ended August 31, 2007	Nine months ended August 31, 2006	Year ended November 30, 2006
II. CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of securities	-	(11)	(11)
Sales of securities	8	16	26
Purchase of tangible fixed assets	(7,953)	(11,455)	(13,982)
Purchase of intangible fixed assets	(263)	(494)	(917)
Purchase of investment in securities	(285)	(865)	(1,445)
Sales of investment in securities	718	72	263
Loans receivable made	(300)	(571)	(919)
Collection of loans receivable	37	113	568
Disbursements for time deposits	(258)	(1,025)	(1,018)
Withdrawal of time deposits	9	26	19
Other	(253)	833	827
Net cash used in investing activities	(8,542)	(13,361)	(16,589)
III. CASH FLOWS FROM FINANCING ACTIVITIES			
Borrowing on short-term loans	56,243	60,050	96,290
Repayment of short-term loans	(52,401)	(63,431)	(100,515)
Borrowing on long-term loans	1,300	12,563	12,050
Repayment of long-term loans	(2,896)	(2,497)	(3,246)
Issue of bonds	-	500	491
Paid in from minority shareholders	-	17	17
Cash dividends paid	(2,218)	(1,990)	(1,990)
Cash dividends paid to minority shareholders	(146)	(156)	(156)
Repurchase of treasury stock	(385)	(5)	(8)
Sales of treasury stock	-	246	254
Net cash provided by (used in) financing activities	(505)	5,297	3,187
IV. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	61	25	43
V. INCREASE IN CASH AND CASH EQUIVALENTS	5,571	1,058	8,085
VI. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	21,212	13,127	13,127
VII. DECREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM CHANGE IN FISCAL YEAR-END OF CERTAIN SUBSIDIARIES	(1,909)	-	-
VIII. CASH AND CASH EQUIVALENTS AT END OF THE YEAR	24,874	14,185	21,212

SEGMENT INFORMATION

(1) Segment information of business lines

Nine months ended August 31, 2007 (From December 1, 2006 to August 31, 2007)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	282,329	68,771	351,101	—	351,101
(2) Internal sales or transfers to/from segments	11	18,069	18,080	(18,080)	—
Total	282,341	86,841	369,182	(18,080)	351,101
Operating expenses	268,942	85,340	354,282	(15,065)	339,217
Operating income	13,398	1,501	14,900	(3,015)	11,884

Nine months ended August 31, 2006 (From December 1, 2005 to August 31, 2006)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	271,575	66,601	338,177	—	338,177
(2) Internal sales or transfers to/from segments	7	18,041	18,048	(18,048)	—
Total	271,583	84,643	356,226	(18,048)	338,177
Operating expenses	260,096	82,184	342,280	(13,798)	328,482
Operating income	11,487	2,458	13,945	(4,250)	9,695

Previous fiscal year (From December 1, 2005 to November 30, 2006)

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Sales					
(1) Sales to customers	366,581	89,485	456,067	—	456,067
(2) Internal sales or transfers to/from segments	10	24,215	24,226	(24,226)	—
Total	366,592	113,701	480,293	(24,226)	456,067
Operating expenses	349,930	110,384	460,315	(18,408)	441,907
Operating income	16,661	3,316	19,977	(5,817)	14,159

(Notes) a. Methods determining business segments

Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Condiments and Processed Foods, Health Function Products, Egg Products, Salads and Prepared Foods
Distribution	Storage and Transportation

c. Operating expenses that cannot be allocated to segments mainly belong to the general control division in the head office of the Company, K.System Co., Ltd. and Kewpie Ai Co., Ltd.

Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 3,063 million, ¥ 4,301 million, and ¥ 5,886 million for the nine months ended August 31, 2007 and 2006 and for the previous fiscal year ended November 30, 2006, respectively.

In addition, as a result of review of operating expenses that cannot be allocated to segments from the nine months ended August 31, 2007, operating expenses that cannot be allocated to segments has decreased from what it would have been using the previous method.

(2) Geographical business

Segment information of geographical business is not disclosed since the proportion of domestic sales in the nine months ended August 31, 2007 and 2006 and in the previous fiscal year ended November 30, 2006, exceeds 90% to the total amount of all segment sales, respectively.

(3) Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the nine months ended August 31, 2007 and 2006 and in the previous fiscal year ended November 30, 2006, are less than 10% of consolidated sales, respectively.

END

(Reference)

From the current fiscal year, the Company changed in business segment and reviewed operating expenses that cannot be allocated to segment with change in business segment. The following amount is what the company rearranged the amount of sales and operating income of the nine months ended August 31, 2006 and previous consolidated fiscal year by new business segment and allocation method. Therefore, the difference has occurred between amount stated in SEGMENT INFORMATION and the following amount.

Details of Sales

(Hundreds of millions of yen)

Business segment	Line of products	Nine months ended August 31, 2007	Nine months ended August 31, 2006	Year ended November 30, 2006
Foodstuffs	Condiments and Processed Foods	1,338	1,276	1,722
	Health Function Products	127	124	174
	Egg Products	631	618	825
	Salads and Prepared Foods	727	697	945
	Sub-total	2,823	2,716	3,666
Distribution		688	666	895
	Total	3,511	3,382	4,561

Details of Operating income

(Hundreds of millions of yen)

Business segment	Line of products	Nine months ended August 31, 2007	Nine months ended August 31, 2006	Year ended November 30, 2006
Foodstuffs	Condiments and Processed Foods	93	70	103
	Health Function Products	4	5	8
	Egg Products	23	19	24
	Salads and Prepared Foods	15	7	12
	Sub-total	134	102	147
Distribution		15	25	33
	Elimination and/or addition	(30)	(30)	(38)
	Total	119	97	142

END